

Mail Stop 3720

October 19, 2007

Shane Albers
Chief Executive Officer
Investors Mortgage Holdings, Inc.
11333 N. Scottsdale Rd #160
Scottsdale, Arizona, 85254

> **Re: IMH Secured Loan Fund, LLC**
> **Registration Statement on Form 10**
> **Amendment 2 Filed October 5, 2007**
> **File No. 0-52611**

Dear Mr. Albers:

We have reviewed your filing and have the following comments. We understand that the Division of Investment Management will issue comments, if any, in a subsequent letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 1

1.   We note your response to comment five of our letter dated of August 9, 2007 and your deletion of the entire discussion of purchases of mortgage loans from affiliates or third parties. Since our comment sought clarification with respect to such activities, it is not clear why the company has deleted all discussion of such activities. Please advise whether the company has or will be engaged in the purchase of loans from affiliates or third parties. If so, please revise your

disclosure in this section accordingly and clarify whether the specific criteria that IMH will evaluate when determining whether selling or participating your loans are the same factors that IMH will consider when determining whether to cause the Fund to purchase or participate in loans from affiliates or third parties, and, if not, then similarly revise to describe the criteria that IMH will consider.

2.   We note your response to comment 12 of our letter dated of August 9, 2007 relating to executive compensation disclosure. Because you continue to disclose that the executive officers of IMH will be devoting substantially all of their time to managing the company, you should provide executive compensation disclosure as required by Item 402 of Regulation S-K. Compensation paid to these individuals, regardless of the source, is reportable pursuant to Item 402 if the individuals devote substantially all their time to managing the company.

*   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry
French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding
comments on the financial statements and related matters. You may contact John Zitko,
Staff Attorney, at (202) 551-3399, or Michele Anderson, at (202) 551-3833, with any
questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Steven D. Pidgeon, Esq.
        (602) 382-6070